UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 333-221916

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grêve
L-1643, Luxembourg
Tel: +35226258274
Fax: +35226259776

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

PRESS RELEASE

Corporación América Airports S.A. (NYSE: CAAP) (“Corporación América Airports” or the “Company”), a global airport operator, announced today the pricing of its initial public offering of 28,571,429 common shares of the Company at $17.00 per common share. The Company is selling 11,904,762 shares and the selling shareholder is selling 16,666,667 shares. In addition, the underwriters have been granted a 30-day option to purchase up to an additional 4,285,714 shares to cover over-allotments.

The shares are expected to begin trading on the New York Stock Exchange on February 1, 2018 under the symbol “CAAP.”

Oppenheimer & Co., BofA Merrill Lynch, Citigroup and Goldman Sachs are acting as joint book-runners and Santander is acting as co-manager in the offering.

The offering will be made only by means of a prospectus filed as part of an effective registration statement filed with the Securities and Exchange Commission on Form F-1. A final prospectus for the offering, when available, may be obtained from the underwriters.

The Prospectus can be obtained from Oppenheimer & Co. Inc., 85 Broad Street, New York, New York 10004, Attn: Syndicate Prospectus Department, telephone: +1 (212) 667-8563, or via e-mail: EquityProspectus@opco.com; BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department, e-mail: dg.prospectus_requests@baml.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: +1 (800) 831-9146;  Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, Attn: Prospectus Department, telephone: +1 (866) 471-2526, or via e-mail: prospectus-ny@ny.email.gs.com.

A registration statement on Form F-1 relating to these securities was filed with, and declared effective by, the Securities and Exchange Commission (the “SEC”). The registration statement can be accessed through the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Corporación América Airports S.A.

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private sector airport operator in the world based on the number of airports under management and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2016, it served 71.8 million passengers.

Contacts

Corporación América Airports S.A.

Gimena Albanesi

+54 9 11-50967080

Investor Relations

Gimena.Albanesi@caairports.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2018

Corporación America Airports S.A.

	By:	/s/ Andres Zenarruza
	Name:	Andres Zenarruza
	Title:	Legal Manager

	By:	/s/ Raúl Guillermo Francos
	Name:	Raúl Guillermo Francos
	Title:	Chief Financial Officer